# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ASPEN NEUROSCIENCE, INC., CIK 0002124080
CUSIP: 044933109
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10835 Road to the Cure, Suite 100, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 11/02/2026
Filed by CIK 0001757011
Persons authorized to receive notices and communications: Mark McDonnell, ARCH Venture Management, LLC, 8755 W. Higgins Road Suite 1025, Chicago, Illinois (IL), 60631, 773-380-6600

## Reporting persons
- ARCH Venture Fund X, L.P. (CIK 0001757011): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,754,922; sole dispositive power 0; shared dispositive power 3,754,922; aggregate amount beneficially owned 3,754,922 (12.9% of the class)
- ARCH Venture Partners X, L.P. (CIK 0001782583): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,754,922; sole dispositive power 0; shared dispositive power 3,754,922; aggregate amount beneficially owned 3,754,922 (12.9% of the class)
- ARCH Venture Fund X Overage, L.P. (CIK 0001757017): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,754,922; sole dispositive power 0; shared dispositive power 3,754,922; aggregate amount beneficially owned 3,754,922 (12.9% of the class)
- ARCH Venture Partners X Overage, L.P. (CIK 0001768905): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,754,922; sole dispositive power 0; shared dispositive power 3,754,922; aggregate amount beneficially owned 3,754,922 (12.9% of the class)
- ARCH Venture Partners X, LLC (CIK 0001769012): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,754,922; sole dispositive power 0; shared dispositive power 3,754,922; aggregate amount beneficially owned 3,754,922 (12.9% of the class)
- ARCH Venture Fund XIV, L.P. (CIK 0002138046): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,754,922; sole dispositive power 0; shared dispositive power 3,754,922; aggregate amount beneficially owned 3,754,922 (12.9% of the class)
- ARCH Venture Partners XIV, L.P. (CIK 0002147717): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,754,922; sole dispositive power 0; shared dispositive power 3,754,922; aggregate amount beneficially owned 3,754,922 (12.9% of the class)
- ARCH Venture Partners XIV, LLC (CIK 0002148927): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,754,922; sole dispositive power 0; shared dispositive power 3,754,922; aggregate amount beneficially owned 3,754,922 (12.9% of the class)
- Robert Nelsen (CIK 0001219042): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,754,922; sole dispositive power 0; shared dispositive power 3,754,922; aggregate amount beneficially owned 3,754,922 (12.9% of the class)
- Keith Crandell (CIK 0001219039): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,754,922; sole dispositive power 0; shared dispositive power 3,754,922; aggregate amount beneficially owned 3,754,922 (12.9% of the class)
- Kristina Burow (CIK 0001569248): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,754,922; sole dispositive power 0; shared dispositive power 3,754,922; aggregate amount beneficially owned 3,754,922 (12.9% of the class)
- Steven Gillis (CIK 0001229592): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,754,922; sole dispositive power 0; shared dispositive power 3,754,922; aggregate amount beneficially owned 3,754,922 (12.9% of the class)
- Paul Berns (CIK 0001202769): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,200,000; sole dispositive power 0; shared dispositive power 1,200,000; aggregate amount beneficially owned 1,200,000 (4.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: ASPEN NEUROSCIENCE, INC.
Address of issuer's principal executive offices: 10835 Road to the Cure, Suite 100, San Diego, California (CA), 92121

## Item 2. Identity and Background
Name of person filing: This statement is being filed with respect to shares of Common Stock, par value $0.0001 per share (the "Common Stock") of Aspen Neuroscience, Inc. (the "Issuer") by (1) ARCH Venture Fund X, L.P. ("AVF X"), (2) ARCH Venture Partners X, L.P. ("AVP X LP") which is the sole general partner of AVF X, (3) ARCH Venture Partners X, LLC ("AVP X LLC") which is the sole general partner of AVP X LP and AVP X Overage LP (defined below), (4) ARCH Venture Fund X Overage, L.P. ("AVF X Overage"), (5) ARCH Venture Partners X Overage, L.P. ("AVP X Overage LP"), which is the sole general partner of AVF X Overage, (6) ARCH Venture Fund XIV, L.P. ("AVF XIV"), (7) ARCH Venture Partners XIV, L.P. ("AVP XIV LP") which is the sole general partner of AVF XIV, (8) ARCH Venture Partners XIV, LLC ("AVP XIV LLC") which is the sole general partner of AVP XIV LP, (9) Keith Crandell ("Crandell"), (10) Robert Nelsen ("Nelsen"), (11) Kristina Burow ("Burow"), (12) Steven Gillis ("Gillis," together with Nelsen, Crandell and Burow, referred to individually as "AVP X Committee Member" or collectively as the "AVP X Investment Committee Members") and (13) Paul Berns ("Berns", together with Nelsen, Crandell, Gillis, and Burow, referred to individually as "AVP XIV Committee Member" or collectively as the "AVP XIV Investment Committee Members"). Each of the individuals and entities above shall be referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The business address of each of the Reporting Persons is 8755 West Higgins Road, Suite 1025, Chicago, IL, 60631.
Present principal occupation or employment: The principal business of AVP X LP is to act as the general partner of AVF X, the principal business of AVP X Overage LP is to act as the general partner of AVF X Overage, and the principal business of AVP XIV is to act as the general partner of AVF XIV LP. The principal business of AVP X LLC is to act as the general partner of AVP X LP and AVP X Overage LP, and the principal business of AVP XIV LLC is to act as the general partner of AVP XIV LP. AVP X Investment Committee Members and AVP XIV Investment Committee Members act as investment committee members of AVP X LLC and AVP XIV LLC, respectively, and as managing directors or investment committee members of a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Each of AVF X, AVP X LP, AVF X Overage, AVP X Overage LP, AVF XIV and AVP XIV LP, is a limited partnership organized under the laws of the State of Delaware. Each of AVP X LLC and AVP XIV LLC is a limited liability company organized under the laws of the State of Delaware. Each Committee Member is a US citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 4, 2018, AVF X purchased 187,182 shares of Series Seed Preferred Stock of the Issuer at a purchase price of $5.34 per share. The number of shares reflects a 1 for 9.8821 reverse stock split effected immediately prior to the closing of the Issuer's initial public offering (the "IPO"). Each share of Series Seed Preferred Stock automatically converted into one share of the Issuer's Common Stock at the closing of the IPO.

On March 27, 2020, AVF X and AVF X Overage each purchased 298,258 shares of Series A-1 Preferred Stock of the Issuer at a purchase price of $16.76 per share. The number of shares reflects a 1 for 9.8821 reverse stock split effected immediately prior to the closing of the IPO. Each share of Series A-1 Preferred Stock automatically converted into one share of the Issuer's Common Stock at the closing of the IPO.

On May 6, 2021, AVF X and AVF X Overage each purchased 286,304 shares of Series A-2 Preferred Stock of the Issuer at a purchase price of $17.46 per share. The number of shares reflects a 1 for 9.8821 reverse stock split effected immediately prior to the closing of the IPO. Each share of Series A-2 Preferred Stock automatically converted into one share of the Issuer's Common Stock at the closing of the IPO.

On March 2, 2022, AVF X and AVF X Overage each purchased 295,490 shares of Series B Preferred Stock of the Issuer at a purchase price of $28.77 per share. The number of shares reflects a 1 for 9.8821 reverse stock split effected immediately prior to the closing of the IPO. Each share of Series B Preferred Stock automatically converted into one share of the Issuer's Common Stock at the closing of the IPO.

On October 1, 2025, AVF X purchased 259,948 shares and AVF X Overage purchased 214,355 shares of Series C Preferred Stock of the Issuer at a purchase price of $15.00 per share. The number of shares reflects a 1 for 9.8821 reverse stock split effected immediately prior to the closing of the IPO. Each share of Series C Preferred Stock automatically converted into one share of the Issuer's Common Stock at the closing of the IPO.

On November 2, 2026, AVF X purchased 66,666 shares, AVF X Overage purchased 66,667 shares, and AVF XIV purchased 1,200,000 shares of Common Stock at a purchase price of $15.00 per share from the underwriters of the IPO.

The source of funds for each of the purchases described in this Item 3 was the working capital of AVF X, AVF X Overage, and AVF XIV.

No part of the purchase price paid by AVF X, AVF X Overage, and AVF XIV was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock described above. The total amount paid by for securities purchased in the above-listed transactions is as follows:

AVF X: $24,399,203.64
AVF X Overage: $22,715,335.19
AVF XIV: $18,000,000.00

## Item 4. Purpose of Transaction
Purpose of transaction: AVF X, AVF X Overage, AVF XIV and the other Reporting Persons acquired the Common Stock for investment purposes. Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, AVF X, AVF X Overage, AVF XIV and other Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
AVF X is the record owner of 1,393,848 shares of Common Stock ("AVF X Record Shares"). AVP X LP, as the sole general partner of AVF X, may be deemed to beneficially own the AVF X Record Shares. AVP X LLC, as the sole general partner of AVP X LP, may be deemed to beneficially own the AVF X Record Shares.

AVF X Overage is the record holder of 1,161,074 shares of Common Stock ("AVF X Overage Record Shares"). AVP X Overage LP, as the sole general partner of AVF X Overage, may be deemed to beneficially own the AVF X Overage Record Shares. AVP X LLC, as the sole general partner of AVF X Overage LP, may be deemed to beneficially own the AVF X Overage Record Shares.

AVF XIV is the record holder of 1,200,000 shares of Common Stock ("AVF XIV Record Shares," and together with the AVF X Record Shares and the AVF X Overage Record Shares, the "Record Shares"). AVP XIV LP, as the sole general partner of AVF XIV, may be deemed to beneficially own the AVF XIV Record Shares. AVP XIV LLC, as the sole general partner of AVP XIV LP, may be deemed to beneficially own the AVF XIV Record Shares.

By virtue of their relationship as affiliated entities who have overlapping general partners and investment committee members, each of the AVP X Investment Committee Members and direct and indirect general partners of AVF X and AVF X Overage may be deemed to share the power to direct the AVF X Record Shares and the AVF X Overage Record Shares.

By virtue of their relationship as affiliated entities who have overlapping general partners and investment committee members, each of the AVP XIV Investment Committee Members and direct and indirect general partners of AVF XIV may be deemed to share the power to direct the AVF XIV Record Shares.

Each Reporting Person disclaims beneficial ownership of the Record Shares except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on the 29,078,600 shares outstanding following the IPO, as reported by the Issuer in its Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 of the Schedule 13D is incorporated herein by reference. Except as set forth in Item 3, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
AVF X and AVF X Overage are parties to that certain Amended and Restated Investors' Rights Agreement, dated October 1, 2025, (the "Investor Rights Agreement"). Pursuant to the Investor Rights Agreement, AVF X and AVF X Overage have certain registration rights with respect to their shares of Common Stock. Specifically, the Issuer has granted demand, piggyback and Form S-3 registration rights, which will terminate upon the earlier of (i) the closing of a Deemed Liquidation Event or SPAC Transaction (as each such term is defined in the Issuer's Certificate of Incorporation), (ii) such time after consummation of the IPO as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder's shares without limitation during a three-month period without registration, and (iii) the fifth anniversary of the IPO.

Effective as of the closing of the IPO, the covenants relating to delivery of financial statements, inspection rights, and observer rights set forth in Section 3 and the rights of first offer were terminated.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

AVF X, AVF X Overage, and AVF XIV have entered into lock-up agreements with the underwriters of the IPO (the "Lock-Up Agreement") pursuant to which AVF X, AVF X Overage, and AVF XIV have agreed, subject to certain exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock for a period of 180 days after October 30, 2026, except with the prior written consent of Leerink Partners LLC, Piper Sandler & Co., Stifel, Nicolaus & Company, Incorporated and UBS Securities LLC.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, the form of which is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1- Agreement of Joint Filing

Exhibit 2 - Amended and Restated Investors' Rights Agreement, dated October 1, 2025, as amended, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 9, 2026).

Exhibit 3 - Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 9, 2026).

## Signatures
- ARCH Venture Fund X, L.P.: ARCH Venture Partners X, L.P., its General Partner (11/09/2026)
- ARCH Venture Fund X, L.P.: ARCH Venture Partners X, LLC, its General Partner (11/09/2026)
- ARCH Venture Fund X, L.P.: /s/ Mark McDonnell, Keith Crandell, Managing Director, by Mark McDonnell, Attorney-in-Fact (11/09/2026)
- ARCH Venture Partners X, L.P.: ARCH Venture Partners X, LLC, its General Partner (11/09/2026)
- ARCH Venture Partners X, L.P.: /s/ Mark McDonnell, Keith Crandell, Managing Director, by Mark McDonnell, Attorney-in-Fact (11/09/2026)
- ARCH Venture Fund X Overage, L.P.: ARCH Venture Partners X Overage, L.P., its General Partner (11/09/2026)
- ARCH Venture Fund X Overage, L.P.: ARCH Venture Partners X, LLC, its General Partner (11/09/2026)
- ARCH Venture Fund X Overage, L.P.: /s/ Mark McDonnell, Keith Crandell, Managing Director, by Mark McDonnell, Attorney-in-Fact (11/09/2026)
- ARCH Venture Partners X Overage, L.P.: ARCH Venture Partners X, LLC, its General Partner (11/09/2026)
- ARCH Venture Partners X Overage, L.P.: /s/ Mark McDonnell, Keith Crandell, Managing Director, by Mark McDonnell, Attorney-in-Fact (11/09/2026)
- ARCH Venture Partners X, LLC: /s/ Mark McDonnell, Keith Crandell, Managing Director, by Mark McDonnell, Attorney-in-Fact (11/09/2026)
- ARCH Venture Fund XIV, L.P.: ARCH Venture Partners XIV, L.P., its General Partner (11/09/2026)
- ARCH Venture Fund XIV, L.P.: ARCH Venture Partners XIV, LLC, its General Partner (11/09/2026)
- ARCH Venture Fund XIV, L.P.: /s/ Mark McDonnell, Keith Crandell, Managing Director, by Mark McDonnell, Attorney-in-Fact (11/09/2026)
- ARCH Venture Partners XIV, L.P.: ARCH Venture Partners XIV, LLC, its General Partner (11/09/2026)
- ARCH Venture Partners XIV, L.P.: /s/ Mark McDonnell, Keith Crandell, Managing Director, by Mark McDonnell, Attorney-in-Fact (11/09/2026)
- ARCH Venture Partners XIV, LLC: /s/ Mark McDonnell, Keith Crandell, Managing Director, by Mark McDonnell, Attorney-in-Fact (11/09/2026)
- Robert Nelsen: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Robert Nelsen (11/09/2026)
- Keith Crandell: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell (11/09/2026)
- Kristina Burow: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Kristina Burow (11/09/2026)
- Steven Gillis: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Steven Gillis (11/09/2026)
- Paul Berns: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Paul Berns (11/09/2026)